Exhibit 99.2

Bristol-Myers Squibb Acquisition of MyoKardia – Internal FAQs

General

What was announced?

Bristol-Myers Squibb and MyoKardia announced a definitive agreement under which Bristol-Myers Squibb will acquire MyoKardia for $13.1 billion, or $225.00 per share in cash. The transaction was unanimously approved by both the Bristol-Myers Squibb and MyoKardia Boards of Directors and is currently anticipated to close during the fourth quarter of 2020.

What are the terms of the transaction?

Under the terms of the merger agreement, a subsidiary of Bristol-Myers Squibb will promptly commence a tender offer to acquire all of the outstanding shares of MyoKardia’s common stock. MyoKardia’s Board of Directors unanimously recommends that MyoKardia’s shareholders tender their shares in the tender offer.

The transaction is subject to customary closing conditions, including the tender of a majority of the outstanding shares of MyoKardia’s common stock and antitrust approval. Following the successful closing of the tender offer, Bristol-Myers Squibb will acquire any shares of MyoKardia that are not tendered into the tender offer through a second-step merger at the same price of $225.00 per share in cash.

Why did we decide to proceed with a transaction with Bristol-Myers Squibb?

In short, our Board determined that Bristol-Myers Squibb’s offer provides compelling value to all stakeholders: our shareholders, our employees, and the people that we serve. We believe that a combination with Bristol-Myers Squibb will allow us to serve more patients around the world faster than we would have done by ourselves, and the offer price rewards our investors for their support of our mission.

A company like ours is attractive to a company like Bristol-Myers Squibb because we built it with a long-term vision and a bold, innovative strategy. The promise for cardiovascular patients from what we’ve built here at MyoKardia can be accelerated, super-charged even, by the resources and capabilities a company like Bristol-Myers Squibb can offer.

When Bristol-Myers Squibb approached us, we could see that they have a vision that matches our own – to transform patients’ lives through bold and innovative science. Bristol-Myers Squibb has a deep history in cardiovascular medicine and a strong track record with CV patients. Their interest includes, but extends far beyond, mavacamten. Bristol-Myers Squibb understands the value of our entire pipeline, and more importantly, of our highly skilled people, our culture and the way we do business.

What do we know about Bristol-Myers Squibb?

Bristol-Myers Squibb’s mission (To discover, develop and deliver innovative medicines that help patients prevail over serious diseases) is highly compatible with ours. Take a look at their website. You’ll see they share our patients-first mindset, our passion for thoughtful and data-driven science, our commitment to diversity (in their workforce, in clinical trials, in suppliers and in their community programs), as well as a strong company culture with a succeed together mindset. As part of this process, we’ve gotten to know their team and have been really impressed with them and by how much they value the expertise we bring. They are interested in maintaining a strong west coast presence and have a lot of excitement for MyoKardia’s people and our pipeline.

To whom should I refer press inquiries?

All inquiries should be referred to Michelle Corral.

Where should I go if I have questions?

Please send questions to eccommunications@MyoKardia.com and there are FAQs on MyoSphere, which contain the available information to date. We will also have frequent Q&A sessions and other touchpoints with EC. You can also talk with your manager and HRBP.

You can also take advantage of our Employee Assistance Program and/or reimbursement for online therapy (i.e. Talkspace) if you would like help managing through this period of ambiguity.

Employment

Will there be layoffs? If yes, when will we know?

We continue to operate as separate companies until the deal is closed, which is expected later this year. Taylor and Jake will take the lead on transition planning from our team, and Bristol-Myers Squibb has identified a transition lead as well. As those plans materialize, we anticipate that both retention packages and severance plans will be announced.

Our people, culture and unique precision medicine approach are large parts of what attracted Bristol-Myers Squibb to MyoKardia. Bristol-Myers Squibb has already demonstrated the value it places on our team through a few actions as part of the merger agreement, including immediate cash-out of all time-based employee equity at close, as well as guaranteed payout of the 2020 bonus at 150% of target cash compensation. We also worked together to ensure that should roles be eliminated, affected employees will receive a minimum of six months of base salary plus a pro rata portion of their target bonus, in addition to COBRA and outplacement services. Bristol-Myers Squibb has robust retention plans in mind and we have comprehensive severance plans in place.

We will share information as it becomes available. In the meantime, we encourage everyone to maintain momentum on delivering on our commitments to patients.

What will happen to my compensation?

For retained employees, Bristol-Myers Squibb will maintain your existing cash compensation levels for 12 months following the closing (or until January 1, 2022, at the latest).

What will happen with my health care and other benefits?

The transaction is yet to close and during that time, we are an independent company and your benefits package stays intact. Given that open enrollment is coming up soon, we will work closely with Bristol-Myers Squibb to determine the best path forward for our employees in terms of planning for 2021 benefits enrollment. Please watch for more information on that.

Bristol-Myers Squibb has a very comprehensive total rewards package and they appear on the Working Mother, Working Dads, Disability Inclusion, and Best Places for LGBTQ lists. They have an impressive set of Diversity, Equity and Inclusion programs including workforce representation, but also extending to health iniquities, clinical trial design, supplier diversity and more. They seem to really act on their commitments. Their HR folks are working on ways to provide you with information, possibly even before the deal closes.

Operations

Should we stop working on projects in progress? How will this affect annual planning cycles such as budget and performance management?

This is a critical time for our company and we must maintain momentum for patients and for each other. We are committed to operating in the ordinary course during this time. Please continue to push forward with your work. As usual, please work with your manager if you have questions.

Employee Disbursements

When the transaction closes, what will happen to my outstanding equity awards?

Vested and Unvested Stock Options

All outstanding, unexercised options you hold, both vested and unvested, will be canceled in exchange for an amount of cash equal to the product of (a) the excess of $225.00 over the applicable exercise price, and (b) the number of shares subject to the option, reduced by applicable withholding taxes. This cash payment will be paid to you by Bristol-Myers Squibb shortly after the transaction closes, through either direct deposit or a check, in accordance with your current payroll deposit method, subject to applicable withholding taxes.

RSUs

Each RSU award you hold, whether vested or unvested, that is subject solely to time-based vesting will be canceled in exchange for an amount of cash equal to the product of (a) $225.00 and (b) the number of shares subject to the RSU award, reduced by applicable withholding taxes. This cash payment will be paid to you by Bristol-Myers Squibb shortly after the transaction closes, through either direct deposit or a check, in accordance with your current payroll deposit method, subject to applicable withholding taxes.

PSUs

Each performance-based RSU award you hold (PSU) will be canceled and converted into the right to receive a cash payment equal to the product of (a) $225.00 and (b) the number of shares subject to the PSU award (assuming vesting is achieved at 100% of target), reduced by applicable withholding taxes. This cash amount will be subject to the same vesting conditions as applied to the related PSU award, and if and when these vesting conditions are satisfied, the related amount will be paid as promptly as practicable thereafter, through either direct deposit or a check, in accordance with your current payroll deposit method, subject to applicable withholding taxes. The PSU awards will retain their change in control termination protection after closing.

ESPP

For the purchase period in effect that ends on October 31, 2020, your contributions will be used to purchase MyoKardia shares in the ordinary course under the terms of the ESPP. You will be eligible to receive consideration for these MyoKardia shares as described below. No new offering period will commence on November 1.

If, at the time the merger closes, you have excess cash in the plan, that excess will be returned to you without interest.

Additional Information about the Proposed Transaction and Where to Find It

The tender offer related to this transaction has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Bristol-Myers Squibb and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Bristol-Myers Squibb and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and MyoKardia will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY MYOKARDIA’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to MyoKardia’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of MyoKardia by accessing www.myokardia.com or by contacting MyoKardia’s Investor Relations contact at ir@myokardia.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

MYOKARDIA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to future events or MyoKardia’s future financial performance. MyoKardia generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. MyoKardia has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond MyoKardia’s control. MyoKardia’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the Offer or the Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transactions will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed transactions, the response of business partners and competitors to the announcement of the proposed transactions, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transactions; and (iv) those risks detailed in MyoKardia’s most recent Annual Report on Form 10-K and subsequent quarterly reports filed on Form 10-Q with the SEC, as well as other documents that may be filed by MyoKardia from time to time with the SEC. MyoKardia cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this report relate only to events as of the date on which the statements are made. MyoKardia undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.